[redacted]

09055236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 46958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KGW Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hampton Close
(No. and Street)

Westhampton Beach	NY	11978
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth G. Walker — 631-288-3562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Neuwirth & Kuchner
(Name – *if individual, state last, first, middle name*)

2 Penn Plaza, 4th Floor	New York	NY	10121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth G. Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KGW Capital Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth G. Walker
Signature

President
Title

Benjamin Noritz
Notary Public

BENJAMIN NORITZ
Notary Public, State of New York
No. 2905641, ~~Nassau~~ County NY
Term Expires October 31, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KGW CAPITAL CORPORATION

Financial Statements and Supplementary Schedules

For the Years Ended December 31, 2008 and 2007

And Independent Auditors' Report

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
KGW Capital Corporation
Westhampton Beach, New York

We have audited the accompanying balance sheets of KGW Capital Corporation as of December 31, 2008 and 2007, and the related statements of operations and changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KGW Capital Corporation as of December 31, 2008 and 2007, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Neuwirth Kuchner

February 17, 2009

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
2 PENN PLAZA • FLOOR 4 • NEW YORK, NEW YORK 10121 • TEL (212) 330-6000 • FAX (212) 643-1951

KGW CAPITAL CORPORATION

BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 85,841	$ 83,596
Investments (Note 2)	61,775	123,725
TOTAL ASSETS	$ 147,616	$ 207,321
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses	$ 3,050	$ 2,850
Accrued taxes	300	300
TOTAL LIABILITIES	3,350	3,150
STOCKHOLDER'S EQUITY:		
Common stock, no par value (3,000 shares authorized; 1,000 shares issued and outstanding)	1,000	1,000
Additional paid in capital	40,500	40,500
Retained earnings	102,766	162,671
TOTAL STOCKHOLDER'S EQUITY	144,266	204,171
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 147,616	$ 207,321

See notes to financial statements

KGW CAPITAL CORPORATION

STATEMENTS OF OPERATIONS AND CHANGES IN STOCKHOLDER'S EQUITY

	Years Ended December 31, 2008	2007
Revenues:		
Fee income	$ 18,000	$ 82,982
Other income - FINRA Special Member Payment	-	35,000
Interest income	1,098	2,283
Realized and unrealized (loss) gain on securities	(61,950)	46,750
Total Revenues	(42,852)	167,015
Expenses:		
Accounting fees	3,250	3,200
NASD fees	595	595
Consulting (Shareholder)	12,000	104,000
Consulting - other	225	5,375
Corporate franchise fees	300	300
Telephone and other	683	679
Total Expenses	17,053	114,149
NET INCOME (LOSS)	$ (59,905)	$ 52,866
Total Stockholder's Equity, Beginning of year	$ 204,171	$ 151,305
Net income (loss)	(59,905)	52,866
Total Stockholder's Equity, End of year	$ 144,266	$ 204,171

See notes to financial statements.

KGW CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$ 18,000	$ 117,982
Interest received	1,098	2,283
Cash paid for services and expenses	(16,853)	(113,799)
NET INCREASE IN CASH	2,245	6,466
CASH, beginning of year	83,596	77,130
CASH, end of year	$ 85,841	$ 83,596
Reconciliation of net income to net cash provided by operating activities:		
Net (loss) income	$ (59,905)	$ 52,866
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Realized and unrealized (gain) loss on investments	61,950	(46,750)
Increase in accrued expenses	200	350
Net cash provided by operating activities	$ 2,245	$ 6,466

See notes to financial statements.

KGW CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KGW Capital Corporation (the "Company") was organized on January 19, 1994 under the laws of the State of Delaware. Since December 21, 1994 the Company has been in the business of acting as a registered broker-dealer.

Accounting method

Revenue is recognized when earned and expenses are recognized when they are incurred.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected under Internal Revenue Code Section 1362(a) and under Section 660 of Article 22 of the New York State law to be taxed as a small business corporation whereby income is taxed directly to the stockholders. Therefore, no provision or benefit for income taxes has been included in these financial statements.

2. INVESTMENTS

Investments at December 31, 2008 consist of 2,500 shares of common stock of the NASDAQ Stock Market, Inc. (NASDAQ) acquired in a private placement issue and through the exercise of warrants which were also acquired in the private placement issue.

The stock is recorded at its fair market valuation.

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities and is subject to the uniform Net Capital Rule (Rule 15c-1) of the Securities and Exchange Commission. Rule 15c3-3 requires the maintenance of a "minimum net capital" and prohibits the Company from engaging in any security transaction whenever its "aggregate indebtedness" exceeds fifteen times its "net capital", as defined. At December 31, 2008 and 2007 the Company had a net capital of $127,897 and $170,116 respectively, which exceeded required net capital by $122,897 and $165,116, respectively. The Company's net capital ratios were 0.026:1 and 0.017:1 for 2008 and 2007, respectively.

4. CONCENTRATIONS

Financial instruments which potentially subject the Company to a concentration of credit risk are money market accounts and checking accounts with major financial institutions. These financial institutions have strong credit ratings and management believes that credit risk related to those accounts are minimal.

Fee income was earned from one client in 2008 and two clients in 2007.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

KGW CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

IN ACCORDANCE WITH RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31, 2008	2007
Aggregate indebtedness:		
Total liabilities from balance sheet	$ 3,350	$ 3,150
Net capital:		
Stockholder's equity from balance sheets	144,266	204,171
Haircuts:		
NASDAQ stock/warrants	(16,369)	(34,055)
NET CAPITAL	$ 127,897	$ 170,116
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $3,350 and $3,150, respectively)	$ 223	$ 210
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	122,897	165,116
Excess net capital at 1,000%	$ 127,562	$ 169,801
Ratio:		
Aggregate indebtedness to net capital	.026:1	.017:1

Note: There are no differences between the above computation and the computation of net capital as of December 31, 2008 and 2007 previously filed by KGW Capital Corporation on Form X-174A-5.

See notes to financial statements

KGW CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2008

KGW Capital Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

To the Shareholder of
KGW Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of KGW Capital Corporation (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(q) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
2 PENN PLAZA • FLOOR 4 • NEW YORK, NEW YORK 10121 • TEL (212) 330-6000 • FAX (212) 643-1951

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

New York, New York
February 17, 2009

KGW CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

AND INDEPENDENT AUDITORS' REPORT